Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022

                                                   May 7, 2002


VIA EDGAR
---------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

Attention:  Mr. John Ganley

              Application for Withdrawal of Registration Statement:
             Mercury Equity Income Fund, Inc. (File Nos. 333-44280;
                          811-10079) (the "Registrant")

Ladies and Gentlemen:

         On behalf of the Registrant, we request that the Commission consent to the withdrawal of the Registrant's registration statement, which previously was filed with the Commission on August 22, 2000 on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940. The Registrant is withdrawing its registration statement because it has elected not to go forward with the registration process and expects to dissolve the corporation.

         If you have any questions concerning the foregoing, please contact Julien H. Yoo, Esq. of Shearman & Sterling, counsel to the Registrant, at (212) 848-7244.

                                                   Very truly yours,

                                                   /s/ Julien H. Yoo

                                                   Julien H. Yoo



cc:  Susan Baker